Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half-years ended June 30, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2021		June 30, 2020
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	12,629,126	1,954,943	9,958,947	1,541,609
Cost of sales	(11,005,305)	(1,703,581)	(8,481,037)	(1,312,834)
Gross profit	1,623,821	251,362	1,477,910	228,775
Other operating income, net	111,702	17,291	105,682	16,359
Research and development expenses	(315,696)	(48,869)	(212,987)	(32,970)
Selling, general and administrative expenses	(920,058)	(142,422)	(757,414)	(117,245)
Operating profit	499,769	77,362	613,191	94,919
Finance costs	(68,410)	(10,590)	(63,174)	(9,779)
Share of results of associates and joint ventures	12,482	1,932	5,544	858
Profit before tax	443,841	68,704	555,561	85,998
Income tax expense	(86,251)	(13,351)	(122,613)	(18,980)
Profit for the period	357,590	55,353	432,948	67,018
Attributable to:
Equity holders of the Company	253,707	39,273	305,730	47,326
Non-controlling interests	103,883	16,080	127,218	19,692
	357,590	55,353	432,948	67,018
Net earnings per common share
- Basic	6.21	0.96	7.48	1.16
- Diluted	6.21	0.96	7.48	1.16
Unit sales	285,342		213,182

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2021 and December 31, 2020

(RMB and US$ amounts expressed in thousands)

	June 30, 2021 (Unaudited)		December 31, 2020 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	5,662,671	876,561	6,447,538
Trade and bills receivables	10,595,870	1,640,202	8,093,320
Inventories	3,814,410	590,457	4,471,195
Trade and bills payables	8,480,375	1,312,731	7,460,534
Short-term and long-term loans and borrowings	2,373,000	367,332	2,230,000
Equity attributable to equity holders of the Company	8,835,602	1,367,719	9,014,624